# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Barnes & Noble Education, Inc., CIK 0001634117
CUSIP: 06777U200
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 180 PARK AVENUE, SUITE 301, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 07/06/2026
Filed by CIK 0001970265
Persons authorized to receive notices and communications: IAN ENGORON, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- TORO 18 HOLDINGS LLC (CIK 0001970265): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,208,746; sole dispositive power 0; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,208,746 (32.7% of the class)
- IMMERSION CORP (CIK 0001058811): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,208,746; sole dispositive power 0; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,208,746 (32.7% of the class)
- MARTIN WILLIAM C (CIK 0001205885): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 157,871; shared voting power 11,208,746; sole dispositive power 157,871; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,366,617 (33.1% of the class)
- Singer Eric (CIK 0001443284): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 132,871; shared voting power 11,208,746; sole dispositive power 132,871; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,341,617 (33.1% of the class)
- HOFFMAN EMILY (CIK 0001971820): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 27,871; shared voting power 0; sole dispositive power 27,871; shared dispositive power 0; aggregate amount beneficially owned 27,871 (0.1% of the class)
- Nader Elias (CIK 0001571322): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 27,871; shared voting power 0; sole dispositive power 27,871; shared dispositive power 0; aggregate amount beneficially owned 27,871 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Barnes & Noble Education, Inc.
Address of issuer's principal executive offices: 180 PARK AVENUE, SUITE 301, FLORHAM PARK, New Jersey (NJ), 07932

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On March 10, 2026, Elias Nader ceased to serve on the board of directors of the Issuer. Accordingly, Mr. Nader is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

Of the 11,208,746 Shares beneficially owned directly by Toro 18, (i) 2,006,702 were purchased pursuant to the exercise of Toro 18's subscriptions rights under the Issuer's Rights Offering (as defined in the Schedule 13D) at the Subscription Price (as defined in the Schedule 13D), (ii) 9,000,000 were purchased pursuant to the PIPE Transaction (as defined in the Schedule 13D) at the Subscription Price, and (iii) 202,044 Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 202,044 Shares purchased in the open market is $1,731,361, excluding commissions.

Of the 157,871 Shares beneficially owned by Mr. Martin, (i) 118,000 Shares were purchased with personal funds in open market purchases and are held directly, in a wholly-owned limited liability company and certain IRA accounts, all of which Mr. Martin controls exclusively, the aggregate cost basis for which is $835,566, excluding commissions, (ii) 27,871 were acquired upon the vesting of certain restricted stock units ("RSUs") awarded to him in his capacity as a director of the Issuer, and (iii) 12,000 Shares were purchased with personal funds in open market purchases and are held in certain UGMA accounts for the benefit of Mr. Martin's minor children (the "UGMA Accounts") which Mr. Martin controls exclusively, the aggregate cost basis for which is $86,268, excluding commissions.

Of the 132,871 Shares beneficially owned directly by Mr. Singer, (i) 105,000 were purchased with personal funds in open market purchases, the aggregate cost for which is $753,206, excluding commissions, and (ii) 27,871 were acquired upon the vesting of certain RSUs awarded to him in his capacity as a director of the Issuer.

The 27,871 Shares beneficially owned directly by Ms. Hoffman were acquired upon the vesting of certain RSUs awarded to her in her capacity as a director of the Issuer.

The 27,871 Shares directly owned by Mr. Nader were acquired upon the vesting of certain RSUs awarded to him in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,296,119 Shares outstanding as of March 6, 2026, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on March 10, 2026.

A. Toro 18
As of the date hereof, Toro 18 directly beneficially owned 11,208,746 Shares, constituting approximately 32.7% of the Shares outstanding.

B. Immersion
Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 11,208,746 Shares owned by Toro 18, constituting approximately 32.7% of the Shares outstanding.

C. Mr. Martin
As of the date hereof, Mr. Martin directly beneficially owned 157,871 Shares, constituting approximately 0.5% of the Shares outstanding. Mr. Martin, (i) as the Chief Strategy Officer of Toro 18, may be deemed to beneficially own the 11,208,746 Shares owned by Toro 18, and (ii) may be deemed to beneficially own the 12,000 Shares held in the UGMA Accounts, which together with the 157,871 Shares he directly owns, constitutes an aggregate of 11,366,617 Shares beneficially owned by Mr. Martin, constituting approximately 33.1% of the Shares outstanding.

D. Mr. Singer
As of the date hereof, Mr. Singer directly beneficially owned 132,871 Shares, constituting approximately 0.4% of the Shares outstanding. Mr. Singer, as President and Chief Executive Officer of Toro 18, may be deemed to beneficially own the 11,208,746 Shares owned by Toro 18, which together with the 132,871 Shares he directly owns, constitutes an aggregate of 11,341,617 Shares beneficially owned by Mr. Singer, constituting approximately 33.1% of the Shares outstanding.

E. Ms. Hoffman
As of the date hereof, Ms. Hoffman directly beneficially owned 27,871 Shares, constituting approximately 0.1% of the Shares outstanding.

F. Mr. Nader
As of the date hereof, Mr. Nader directly beneficially owned 27,871 Shares, constituting approximately 0.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Toro 18
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,208,746

B. Immersion
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,208,746

C. Mr. Martin
1. Sole power to vote or direct vote: 157,871
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 157,871
4. Shared power to dispose or direct the disposition: 11,208,746

D. Mr. Singer
1. Sole power to vote or direct vote: 132,871
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 132,871
4. Shared power to dispose or direct the disposition: 11,208,746

E. Ms. Hoffman
1. Sole power to vote or direct vote: 27,871
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,871
4. Shared power to dispose or direct the disposition: 0

F. Mr. Nader
1. Sole power to vote or direct vote: 27,871
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,871
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 11, 2026, each of Messrs. Martin and Singer and Ms. Hoffman were granted 23,867 RSUs in connection with their respective service as directors of the Issuer. Each RSU represents the contingent right to receive one Share upon vesting. These RSUs will vest on the earlier of one year from the date of grant or the Issuer's next annual meeting of stockholders.

Toro 18 sold exchange-listed American-style FLEX put options referencing an aggregate of 700,000 Shares, which have an exercise price of $10.00 per Share and expire on March 19, 2027, as further detailed on Exhibit 1 hereto, which is incorporated by reference herein.

Toro 18 sold exchange-listed American-style FLEX put options referencing an aggregate of 1,200,000 Shares, which have an exercise price of $11.50 per Share, and expire on March 19, 2027, as further detailed on Exhibit 1 hereto, which is incorporated by reference herein.

On July 8, 2026, the remaining Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 1 - Transactions in Securities

99.1 - Joint Filing Agreement, dated July 8, 2026.

## Signatures
- TORO 18 HOLDINGS LLC: /s/ Eric Singer, Eric Singer, President and CEO (07/08/2026)
- IMMERSION CORP: /s/ Eric Singer, Eric Singer, President, CEO and Chairman (07/08/2026)
- MARTIN WILLIAM C: /s/ William C. Martin, WILLIAM C. MARTIN (07/08/2026)
- Singer Eric: /s/ Eric Singer, ERIC SINGER (07/08/2026)
- HOFFMAN EMILY: /s/ Emily S. Hoffman, EMILY S. HOFFMAN (07/08/2026)
- Nader Elias: /s/ Elias Nader, ELIAS NADER (07/08/2026)